

March 8, 2012

Robert C. Harvey
Chief Executive Officer, Principal Accounting Officer, and Chief Financial Officer
Oakridge Holdings, Inc
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re:** **Oakridge Holdings, Inc**
> **Form 10-K**
> **Filed October 13, 2011**
> **File No. 000-01937**

Dear Mr. Harvey:

We have reviewed your response letter dated February 16, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2011

Financial Statements

10. Income Taxes

1. We have considered your response to our prior comment 1. Please provide us with a more detailed explanation of the "General Business Credit" referenced in your letter. Given that you amended your 2010 tax return to claim this credit for activities for the periods 2004 to 2010, explain to us how you determined there was not an error in your previously issued financial statements. Finally, tell us the balance of the related deferred tax asset for each quarterly period subsequent to June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief